TDC reports about insider register transactions

Copenhagen, Denmark - In accordance with Section 37 of the Danish Securities Trading Act, TDC is required to publish insiders' and connected persons's trading in the TDC shares as reported by insiders to TDC, when the value of net trading for the insiders and connected persons as a group exceeds DKK 50,000.

Please find below a statement of the trading in the TDC share as a group according to reportings to TDC.

 +-------------------------------------------------------------------+
 |              |              | Net number | Value of net number of |
 | ID Code      | Trading date | of shares  |  shares trades in DKK  |
 |              |              |   traded   |                        |
 |--------------+--------------+------------+------------------------|
 | DK0010253335 | November 5,  |    600     |     DKK 106.429,50     |
 |              |     2002     |            |                        |
 +-------------------------------------------------------------------+

Background information

Insiders at TDC are defined as members of Board of Derectors, members of the Executive Committee, senior vice presidents and a range of employees who by the general and legal counsel have been categorised as insiders. The insider register at TDC comprises approximately 400 individuals. The group's reported trading also include trading in TDC shares by beneficiary owners.

For further information please contact TDC Investor Relations at +45 3343 7680.

TDC is a growth and value-creation oriented Danish-based provider of communications solutions with significant presence in selected markets in Northern and Central Europe. TDC is organized as seven main business units; TDC Tele Danmark, TDC Mobile International, TDC Internet, TDC Cable TV, TDC Directories, TDC Services and TDC Switzerland. TDC was privatized in 1994. Today, SBC Communications owns 41.6% of the shares, with the remainder held by individual and institutional shareowners all over the world.

TDC listings

Shares: Copenhagen Stock Exchange
Reuters TDC.CO
Bloomberg TDC DC
Nominal value DKK 5
ISIN DK0010 253335
Sedol 5698790

Shares: New York Stock Exchange
Reuters TLD.N
Bloomberg TLD US
One ADS represent one half common share
ISIN US8723 6N1028
Sedol 2883094

Med vennlig hilsen / Sincerely
Jannicke Johansen
Customer Consultant
Hugin Norge AS
http://www.huginonline.no
E-mail: jannicke@hugin.no
Tel: +47 - 22 80 79 91
Mob: +47 - 90 97 87 29

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